7015 Albert Einstein Drive Columbia, MD 21046 Tel: 443 • 545 • 1800 Fax: 443 • 545 • 1701 www.Osiris.com

January 18, 2011

By EDGAR and by Facsimile (202-772-9198)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-4561

Attn:       Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:

Osiris Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 12, 2010
Form 10-Q for the quarter ended September 30, 2010
Filed November 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 1-32966

Dear Mr. Rosenberg:

This letter responds to the comment letter dated December 16, 2010, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed by Osiris Therapeutics, Inc. (the “Company”), with the Commission on March 12, 2010 (the “2009 Annual Report”), (ii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed by the Company, with the Commission on November 5, 2010 (the “2010 Quarterly Report”), and (iii) the Definitive Proxy Statement on Schedule 14A, filed by the Company, with the Commission on April 16, 2010 (the “Proxy Statement”, and together with the 2009 Annual Report and the 2010 Quarterly Report, the “Filings”).  For your convenience, the Staff comments have been reproduced and appear in italics below, and are followed by the Company’s response.

Form 10-K for year ended December 31, 2009

Item 1.  Business

Collaborations, page 17

1.             Comment:  Please provide us draft disclosure for an amendment to your filing to disclose the duration and termination provisions of your collaboration agreement with Genzyme Corporation with respect to the development of Prochymal and Chondrogen.  Please also in your draft disclosure the range of royalty payments that you may be obligated to pay to Genzyme within 10 percent, e.g, “single-digits,” “teens,” “twenties,” etc.

RESPONSE:

Although confidential treatment has been requested for portions thereof, the duration and termination provisions of the collaboration agreement between the Company and Genzyme Corporation (“Genzyme”) with respect to Prochymal and Chondrogen are included, largely un-redacted, in the form of collaboration agreement filed with the Commission and incorporated by reference as Exhibit 10.21 to the 2009 Annual Report.  Moreover, in “Item 1A. Risk Factors” of the 2009 Annual Report, the Company addresses duration and termination as risks associated with its collaboration agreements generally and the Genzyme collaboration agreement specifically.  Identified as risks of collaborations generally are “the right of the collaborator to terminate the collaboration agreement with us for reasons outside of our control and in some cases with limited or no notice”.  Identified as a risk of the Genzyme collaboration specifically is that “[t]he success of this collaboration for us will in part be dependent upon Genzyme, including determinations regarding the exercise of its termination and opt-out rights . . . .”.  Accordingly, the Company submits that the Company has already sufficiently disclosed the duration and termination provisions of the collaboration agreement with Genzyme with respect to the development of Prochymal and Chondrogen.

In response to the Staff’s comment, the Company will, however, amend “Item 1. Business” in future filings to reiterate and expand upon the current by including the following, or similar:

“The Collaboration Agreement provides that it will expire upon the completion of all development plans stipulated in the Collaboration Agreement and the expiration of all payment obligations; however, in addition to its opt out rights, Genzyme may terminate the Collaboration Agreement early and without further obligation at any time after July 1, 2009, and either party may terminate the Collaboration Agreement due to non-performance, material breach or insolvency, in each case in accordance with and subject to the specific terms of the Collaboration Agreement.”

With respect to Staff’s request that the Company disclose the range of royalty payments that the Company may be obligated to pay to Genzyme, the Company submits that it has provided sufficient disclosure regarding the relative value of these royalty obligations.  In the 2009 Annual Report, under the heading “Item 1. Business”, the Company discloses that it “will pay Genzyme royalties for these services in amounts that we presently estimate to approximate their fair value.”  Although the numeric royalty values were set forth in the collaboration agreement, when filing the collaboration agreement the Company requested and was granted confidential treatment of such information by the Commission.  The pharmaceutical and biotechnology industries in which the Company operates are subject to intense competition.  The Company believes that the disclosure of the numeric royalty values in this context would likely result in competitive injury and further submits that, under the circumstances, the existing disclosure in the 2009 Annual Report and other public filings made by the Company under the Exchange Act provides investors with all of the material information they need on this issue.

2.             Comment:  We note that in July 2007 you entered into a separate agreement with Genzyme Corporation that formed the basis for your partnership with them in your contract with the U.S. Department of Defense.  We further note that you have not filed this agreement as an exhibit.  Please file this agreement as an exhibit to your 10-K or, alternatively, provide us your analysis as to why you are not substantially dependent upon it.  Please also provide us draft disclosure for an amendment to your filing to disclose the term and termination provisions of this agreement.

RESPONSE:

Pursuant to subsection (ii) of Item 601(b)(10), if a contract is “such as ordinarily accompanies the kind of business conducted by” the Company, it is deemed to be made in the ordinary course of business and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to . . . purchase the major part of registrant’s requirements of goods, services or raw materials . . .”

As noted in the 2009 Annual Report, the Company and Genzyme entered into the referenced agreement for collaboration in the preparation and execution of development and purchase agreements with United States and allied government agencies for countermeasures to nuclear terrorism and other radiological emergencies.  The agreement is non-specific as to any particular project and does not obligate either party to pursue or to participate in any specific development or purchase agreement.  Rather, the agreement discusses the process by which the parties may choose to pursue development and purchase agreements, and sets forth some of the basic terms applicable in the event that one is consummated.  The pursuit of development and purchase agreements with United States and allied governments is a relatively new endeavor for the Company and is not core to the Company’s business strategy.  This endeavor represented an isolated opportunity for the Company, in collaboration with Genzyme, to pursue possible new business opportunities.  The agreement is one that ordinarily accompanies the kind of business conducted by the Company, and while it led to the mutual agreement of the Company and Genzyme to pursue the contract with the Department of Defense relating to the development of Prochymal® for the treatment of Acute Radiation Syndrome, or “ARS”, the Company submits that the Company is not and never was substantially dependent upon this overall endeavor, and even less so on the separate agreement with Genzyme.  Accordingly, the Company submits that this agreement is not a “material agreement” that must be filed pursuant to Regulation SK Item 601(b)(10).  Since July 2007, when the Company and Genzyme entered into the DoD contract, the Company and Genzyme have not pursued further opportunities pursuant to this collaboration.  Furthermore, other than certain ancillary provisions and the provisions thereof providing for the continued obligation to pay a royalty in respect of any development and purchase agreement entered into prior to expiration of the collaboration (which includes only the referenced DoD contract), the agreement with Genzyme expired in July 2009.  The discussion of the agreement is included in the 2009 Annual Report largely to provide context for the discussion of the DoD contract, and it is not anywhere suggested in the 2009 Annual Report that the parties have continued to pursue other opportunities in this area.  The Company suggests that confirmation of this in future filings will be sufficient to address the Staff’s comment regarding disclosure of the term and termination provisions of the agreement.

Intellectual Property, page 18

3.             Comment:  Please provide us draft disclosure for an amendment to your filing to disclose the duration and jurisdiction of each of your material patents, whether owned or licensed, together with an indication as to which product candidates each patent relates.  We suggest that you provide this information in tabular form.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits to the Staff that the current patent disclosure provides the information that is material to an investor.  However, the Company will amend its intellectual property disclosure in future filings to read as follows, or similar:

“Our broad intellectual property portfolio originates from our pioneering scientific efforts.  We have established a considerable patent position in adult stem cell technology and actively seek to protect proprietary technologies that we consider important to our business, including compositions of matter as well as methods of manufacture and methods of use.  We believe that one particularly strong aspect of our patent estate is a claim that relates to the isolated mesenchymal stem cell regardless of its origin, type of expansion or ultimate use.  Other layers of our patent protection relate to the application of our stem cell technologies to various organs (e.g. heart, lungs) and therapeutic areas (e.g. autoimmune disorders, inflammatory disorders).  Additionally we own IP related to purified compositions of MSCs and the methods that we believe are necessary to manufacture a safe product.  We currently own or have exclusive licenses to 49 issued U.S. patents.  Foreign counterparts to these patents, including composition of matter claims, have been granted, and we own or hold licenses to 278 issued patents in Europe, Canada, Australia and other countries.  The patents and patent licenses included in our portfolio address, among other things, composition of matter, methods of use, and methods of manufacture of mesenchymal stem cells.  We aggressively pursue our patent portfolio, and have 20 additional U.S. patent applications and 80 foreign patent applications pending.  We are also committed to protecting our intellectual property position by continuously monitoring the competitive landscape and are prepared to act aggressively in the event that our market position is threatened by an infringing product.

For most of our biologic drug candidates, we rely on multiple patents in combination.  The following provides a description of our key patents and is not intended to represent an assessment of claims limitations or scope.  Each of the following patents are assigned to Osiris or licensed with a conveyance of all substantial rights as described below.  For the issued U.S. patents referred to below, there are corresponding applications that allow us to pursue patents in other countries, some of which have been issued.  These foreign patents have expiration dates ranging 2012 to 2019.

Patent	Jurisdiction	Subject Matter	Related Product(s)	Expiry*

5486359	United States	Composition of Matter for mesenchymal stem cells.	Prochymal, Chondrogen	2013

5733542	United States	Enhancing bone marrow engraftment using MSCs.	Prochymal	2015

5811094	United States	Therapeutic use of MSCs for the repair of connective tissue.	Prochymal, Chondrogen	2015

6010696	United States	Enhancing hematopoietic progenitor cell engraftment using MSCs.	Prochymal	2018

6328960	United States	Use of MSCs in transplantation, e.g. marrow, tissues and organs.	Prochymal	2019

6355239	United States	Basis for universal use of MSCs without recipient matching.	Prochymal, Chondrogen	2018

Patent	Jurisdiction	Subject Matter	Related Product(s)	Expiry*

6368636	United States	MSCs for prevention and treatment of immune responses in transplantation.	Prochymal	2019

6387369	United States	Use of MSCs for cardiac muscle repair.	Prochymal	2020

7029666	United States	Uses for human mesenchymal stem cells	Prochymal	2022

*          All noted expiry dates are based on filing dates; actual expiry depends on a number of factors and may vary.

Patent life determination depends on the date of filing of the application and other factors promulgated under patent law and regulatory laws including, for example, the United States Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act.  The patent term restoration period is generally one-half the time between the effective date of an Investigational New Drug Application or IND and the submission date of a New Drug Application or NDA, plus the time between the submission date of an NDA and the approval of the drug.  Only the earliest patent applicable to an approved drug is eligible for the extension.  The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves applications for patent term extension.  Where appropriate and when eligible, we expect to apply for patent term extensions in an effort to bolster market exclusivity beyond nominal patent expiration dates.

We also rely upon trade secrets to protect our proprietary information.  Through our experience with MSCs and MSC-based product development, we have developed expertise and know-how in this field.  We have the capability to manufacture clinical grade MSCs in-house.  We also contract for the production through contract manufacturers.  To protect this know-how, our policies require confidentiality agreements with our employees, consultants, contractors, manufacturers, outside collaborators, sponsored researchers, and advisors.  These agreements generally provide for protection of confidential information, restrictions on the use of materials and assignment of inventions conceived during the course of performance for us.  These agreements might not effectively prevent disclosure of our confidential information.

We were founded on the basis of MSC technology obtained from Case Western Reserve University (“CWRU”).  In January 1993, we entered into a Technology Transfer and License Agreement with CWRU, which was subsequently amended in October 1999 and twice in October 2003.  Pursuant to this license agreement, certain patents were assigned to us and others were exclusively licensed to us, with the right to grant sublicenses.  The exclusive license is subject to any rights of a governmental agency based on research funding by such an agency, and to

CWRU’s retained rights under the patents for non-clinical research, testing or educational purposes of CWRU.

With respect to the patents licensed to us by CWRU, we are obligated to pay royalties to CWRU based on sales of products covered by granted licensed patents, and such royalties commence with respect to each such product on the third anniversary of the initial sale thereof.  We are also obligated to pay minimum royalties under the agreement with CWRU and remain responsible for patent costs.  The license is terminable by CWRU in the event that there is a material breach by us.  Otherwise the license is for the life of the patents.  Under certain circumstances, we are obligated to negotiate in good faith with a third party a sublicense under patents licensed from CWRU and under patents and know-how owned by us that are reasonably required by the third party to exercise the granted sublicense.  We are not obligated to grant such a sublicense where it would have a potential adverse effect on a product being researched, developed or commercialized by us or by a licensee or sublicensee of ours.”

Risk Factors

Use of third party manufacturers may increase the risk that we will not have adequate quantities or our biological drug candidates, page 36

4.             Comment:  We note your disclosure concerning the clinical manufacturing services agreement you have with Lonza Walkersville, Inc.  Please file this agreement as an exhibit or, alternatively, provide us your analysis as to why you are not substantially dependent upon this agreement.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits to the Staff that the clinical manufacturing services agreement with Lonza Walkersville, Inc. (“Lonza”) need not be filed because it is a contract that ordinarily accompanies the kind of business in which the Company is engaged, and is a contract on which the Company is not substantially dependent.  Although the refusal, failure or inability of Lonza to supply quantities of the Company’s biologic drug candidates if and when needed in the future is a risk, and is therefore identified as such in the 2009 Annual Report, the Company is still not substantially dependent upon the Lonza agreement.  Lonza has not manufactured biologic drug candidates for the Company since December 2009, and based on current forecasts, the Company has notified Lonza that Lonza will not be required to manufacture any further biologic drug candidates in 2011.

Moreover, the Company has the ability to have its biologic drug candidates manufactured elsewhere, as the Company is not obligated to source its biologic drug candidates exclusively from Lonza, and the Company also has the capacity to manufacture quantities of its biologic drug candidates at its Columbia, Maryland facility.  Consequently, although Lonza is the only outside manufacturer of biologic drug candidates with which the Company now has a contractual relationship, the Company is not substantially dependent on the agreement with Lonza.  The Company will continue to evaluate its forecasted biologic drug candidate requirements and its relationship with Lonza, and will file the Lonza agreement in the future if the Company determines it to be a material agreement within the meaning of Regulation SK Item 601(b)(10).

Financial Operations Overview

Research and Development Costs, page 55

5.             Comment:  You state that you do not account for internal research and development costs on a project-by-project basis.  Please provide us proposed disclosure to be included in future filings to disclose any other data, such as hours incurred or other quantitative information to indicate the amount of the company’s internal resources being used on specific significant R&D products.  Further, include in the proposed disclosure the amount of external research and development costs by project.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that, in fiscal 2009, the Company did not track internal research and development costs, whether with respect to cost, hours incurred, or any other quantitative information, on a project-by-project basis.  As discussed in the Company’s public filings under the Exchange Act, in 2009 internal resources were applied interchangeably across several product candidates due to the potential applicability of our biologic drug candidates for multiple indications.  Therefore, it is not possible for the Company to disclose any quantitative information on either a project-by-project or product-by-product basis, with respect to internal costs in 2009.

However, beginning in 2010, the Company began to separately track research and development costs by segment (Therapeutics and Biosurgery).  In addition, within the Therapeutics segment, the Company is able to track “external” costs, such as third party contract costs and supply and lab costs, on a project by project basis.  Consequently, in future filings the Company will supplement the disclosure with respect to research and development costs to reflect total research and development costs by segment, and to reflect external research and development costs within the Therapeutics segment by project.  We anticipate that such disclosure in the future filings will be in the following format, or similar:

“For [relevant reporting period], our total research and development costs were [$                    ] for our Therapeutics segment and [$                    ] for our Biosurgery segment.  We do not track internal development costs by project within the Therapeutics segment.  We do, however, track external research and development costs on a project basis.  For [relevant reporting period], our external research and development costs, including third party contract costs, supply and lab costs, and

other miscellaneous external costs, were [$                      ] for Prochymal to treat first line and steroid refractory acute GvHD, [$                      ] for Prochymal to treat Crohn’s disease, [$                      ] for Prochymal to repair gastrointestinal injury resulting from radiation exposure, [$                      ] for Prochymal to repair heart tissue following a heart attack, [$                      ] for Prochymal for the protection of pancreatic islet cells in patients with type 1 diabetes, [$                      ] for Prochymal to treat COPD, and [$                          ] for Chondrogen for the regeneration of meniscal tissue.”

Form 10-Q for the quarter ended September 30, 2010

Item 2.  Significant Accounting Policies

Revenue Recognition, page 7

6.             Comment:  Please provide us proposed draft disclosure to be included in future filings regarding the biosurgery product to indicate at what point in time legal title to the product passes to the customer. Please also include in the proposed disclosure your return policy for the biosurgery product. Since you disclose on page 31 that your biologic drugs represent new classes of therapy that the marketplace may not understand or accept please tell us why you believe you have met the conditions of ASC 605-15-25-1 and ASC 605-15-25-3 that enable you to recognize revenue when title to the product has passed to the customer.  In your response, please also address the “other factors” conditions related to estimates and changes in estimates of product returns in ASC 605-S99-1.

RESPONSE:

In response to the Staff’s comment, the Company will amend the applicable portion of the revenue recognition disclosure for our biosurgery product in future filings to read as follows:

“…and revenues on such sales are recognized when legal title to the product has passed to the customer.  Due to the conditions required to preserve these products, customers may elect to have the product shipped to them, or we offer the customers use of our specially designed freezers.  Legal title passes to the customer when the product either leaves our shipping dock, if the customer has elected to have the product shipped to them, or when it is placed by us in a specifically designated storage unit located at our facility, if they have elected to have us store the product for them. Due to the nature of the products and the manufacturing process, all sales are final…”

For the reasons identified in the proposed future filing disclosure set forth above, we believe that we have satisfied the noted ASC conditions.  In addition, we note that the disclosure appearing on page 31 of our 2009 Annual Report, to the effect that our biologic drug candidates represent new classes of therapy that the marketplace may not understand or accept, is directed toward our biological drug candidates and relates to a period that pre-dates any sale of our biosurgery product.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 45

7.             Comment:  We note your disclosure concerning your base salaries and the extent to which you benchmark such salaries against other companies in the biotechnology industry.  Please provide us with draft disclosure for an amendment to your annual report that lists each of the comparator companies you benchmark against.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that although the Compensation Committee endeavors to set base salaries on levels competitive with executives of similar experience and responsibility at biotechnology and other comparable companies, the Compensation Committee employs no specifically identifiable benchmarks in this process.  Rather, in the course of its decision-making with regard to executive base salaries, the Compensation Committee draws largely on the past experience and personal knowledge of its members, and known or understood trends in the industry.  Consequently, and because benchmarking against both specifically identified companies and salary scales plays no meaningful role in the process, the Company does not believe that an amendment to the current disclosure listing comparator companies would be helpful or appropriate.

8.             Comment:  We further note your disclosure concerning your annual incentive bonuses.  Although these bonuses may be discretionary, they appear to be determined primarily on the achievement of both corporate and individual performance objectives.  Accordingly, please provide us with draft disclosure for an amendment to your annual report that contains the following:

•              The individual and corporate performance objectives applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable.  To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative;

•              The threshold, target, and maximum levels of achievement of each performance measure, if applicable;

•              The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of bonus to be awarded;

•              The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them; and

•              Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

RESPONSE:

Given the nature of the Company’s business, quantifiable financial or similar metrics are not typically relevant to compensation decisions, as they might otherwise be in the context of more traditional businesses.  During 2009, the Company’s biologic drug candidates were in clinical trials.  During this phase of the Company’s development, Company performance objectives are necessarily fluid, and are primarily broadly based on the overall progress of the Company in the pursuit of various waypoints, as it navigates the clinical trial process for its biologic drug candidates.  Individual performance objectives are largely subjective and focus on the contributions of individual executive officers in their areas of responsibility to the Company’s overall progress.  This approach is consistent with the discretionary nature of these bonuses.  Hence, in making bonus determinations, the Compensation Committee considered the overall progress of the Company in 2009 in light of broadly based performance objectives and the challenges presented during the year, as well as its perception of the contributions of the individual officers to that progress.  In light of the largely subjective nature of these determinations, the Company does not believe that more comprehensive disclosure of any particular performance objectives would be appropriate.

9.             Comment:  Your disclosure concerning risk considerations in compensation decisions on page 46 does not fully address how your compensation relates to risk management practices and risk taking incentives.  If you believe that any risks arising from your compensation practices are reasonably likely to have a material adverse effect on you, you should include disclosure that addresses this in detail, pursuant to Item 402(s) of Regulation S-K.  If you do not believe that any such risks could have a material adverse effect, please advise us of the basis of this conclusion and describe the process you undertook to reach it.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that although the Compensation Committee is cognizant of the issue of risk in the context of compensation practices and policies, given the nature of the Company’s business, the Compensation Committee is of the view that these risks are not reasonably likely to have a material adverse effect on the Company.

As discussed in our response to comment number 8 above, during 2009 the Company’s efforts were primarily focused on the process of obtaining regulatory approval for the marketing and sale of its biologic drug candidates for treatment of several indications.  The risks inherent to the Company in its efforts to meet that primary objective are significant, and the risks arising from the Company’s compensation practices are viewed by the Compensation Committee as minimal by comparison.

*              *              *

In addition, the Registrant hereby acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (443) 545 - 1819.

Sincerely,

/s/ PHILIP R. JACOBY, JR.
Philip R. Jacoby, Jr.
Chief Financial Officer
(Principal Financial Officer)

cc:           C. Randal Mills, Ph.D.

Douglas M. Fox, Esquire, Ballard Spahr LLP